Exhibit E

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF FEBRUARY 7, 2025

The information included in this Exhibit E supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2023, on Form 18-K , filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2024, and as may be amended from time to time. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report, the information in this Exhibit E replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Republic of Panama

Immigration

On September 18, 2024, the Spanish Agency for International Development Cooperation set up a small clinic on the banks of the Turquesa River, Bajo Chiquito, Darien to attend to the thousands of migrants arriving as part of the START (Spanish Technical Team for Assistance and Response) project. Twelve people work in this project; doctors, emergency nurses, obstetricians, pediatricians and epidemiologists have attended an estimated 10% of the people entering through the Darien Gap.

On October 12, 2024, at the 5th Plenary Meeting between the Regional Conference on Migration and the South American Conference on Migration, in Bogota, Colombia, Panama’s Vice Minister of Public Security, Luis Felipe Icaza, disclosed that irregular migration has left 2,500 tons of garbage in the Darien Gap in Panama. This and other garbage have moved through the rivers to the sea, increasing the trail of environmental contamination.

On October 22, 2024, the U.S. Embassy in Panama reported that the U.S. Government has financed U.S.$1,140,846 in air operations executed by the Government of Panama to deport or expel irregular migrants who do not have the legal basis to remain in Panama. These operations are part of the memorandum of understanding signed between the United States and Panama on July 1, 2024, which seeks to discourage irregular migration by having the United States finance deportation operations in Panama. The memorandum has an initial duration of 12 months but is extendable by mutual agreement of the parties and has allowed for the financing of 19 charter flights and four commercial flights, returning a total of 787 people between August 20, 2024 and October 19, 2024.

On October 25, 2024, Executive Decree 194, issued by the Ministry of Security, was published in the Official Gazette. The Decree states that persons who enter the country irregularly, through any point of entry or as part of the migratory flow that crosses the Darien Gap, will be sanctioned with fines ranging from U.S.$300 to more than U.S.$1,000, depending on the number of times the infraction is committed.

On October 29, 2024, a binational meeting was held at the Integrated Control Center between the immigration authorities of Panama and Costa Rica, to follow up on the issues discussed between the ministerial authorities of the two countries, which took place on September 14, 2024, within the framework of the binational border commission. The main topics discussed at the October 29 meeting were integrated land border control procedures at the migratory level, analysis of the current scenario of irregular migratory flows and the strengthening of cooperation and information exchange.

As of October 31, 2024, the number of irregular migrants crossing through the Darien Gap in October 2024 decreased by approximately 53%, compared to October 2023. On December 20, 2024, the National Immigration Service reported that 39 deportation flights have been carried out pursuant to the Memorandum of Understanding with the United States with 1,594 migrants returned to their country of origin. According to the Migration Service, there have been 27 flights to Costa Rica, 10 to Ecuador, 1 to India and 1 to Vietnam.

In 2024, a total of 302,203 migrants crossed the Darien Gap into Panama. Among them, 64,764 minors were reported in the migration reception centers along the Panamanian border. The countries where the highest number of migrants were from included Venezuela (69%), Colombia (6%), Ecuador (5%) and China (4%).

On January 24, 2025, Panama’s Ministry of Public Security announced that, as of January 23 of this year, 1,710 irregular migrants had entered the country, representing a decrease of 93% compared to the same period in 2024. This decrease is a result of the measures adopted, such as the implementation of the closure of irregular passages or clandestine trails in the Darien Gap. According to statistics from the National Migration Service, there was a significant variation in the entry of irregular migrants at the end of 2024, with a 42% reduction compared to 2023.

On February 3, 2025, Panama’s Minister of Public Security, Frank Abrego, held a brief meeting with the U.S. Secretary of State, Marco Rubio. After the meeting, Mr. Abrego reaffirmed the continuity of the strategic alliance between the two countries for border control and the management of irregular migration in the region. During the meeting, Secretary Rubio witnessed the operation of the 44th flight for the deportation and expulsion of migrants who entered irregularly through the Darien jungle since the implementation of the Memorandum of Understanding. Of these 44 flights, 42 were paid for by the United States under the framework of the Memorandum of Understanding and 2 flights were paid for by the Government of Panama.

Recent Government Actions

On October 28, 2024, the National Assembly approved in the third debate, and President José Raúl Mulino signed, the reform of Law 34 of 2008, on Fiscal Social Responsibility. For the year 2025, the amended law establishes a deficit limit of 4% of GDP for the Fiscal Balance of the Non-Financial Public Sector, for 2026, a limit of 3.5%, for 2027, a limit of 3.0%, for 2028, a limit of 2.5%, for 2029, a limit of 2.0%, and for 2030 onwards, a limit of 1.5%. The National Assembly also approved modifications to Law 38 of 2012, on the Panama Savings Fund, specifically with regard to the FAP Accumulation Rule, suspending the Canal’s contributions during 2024, 2025 and 2026, while maintaining the rest of the contributions established by law, in order to allow the State to honor commitments to suppliers.

On October 31, 2024, the National Assembly approved Panama’s 2025 budget. The 2025 budget contemplates total expenditures of U.S.$31.11 billion, with an anticipated consolidated non-financial public sector deficit of approximately U.S.$1.84 billion for 2025. The 2025 budget allocates public recurrent and capital expenditures as follows: 46.40% to social services; 13.12% to financial services; 11.45% to general services; 6.03% to infrastructure development; 2.27% to development and promotion of production; 0.97% to environment and technology; and 19.75% to other services.

On December 6, 2024, Panama acquired the status of Associate State of the commercial and economic bloc of Mercosur, made up of Argentina, Paraguay, Uruguay, Brazil and Bolivia. Chile, Perú, Colombia, Ecuador, Guyana, and Surinam are also Mercosur Associate States.

On December 26, 2024, the National Railway Secretariat of Panama signed a technical advisory contract for U.S.$2.2 million with the American company AECOM USA, for the review and update of the Panama-David-Frontera Train Master Plan.

Political Developments

On October 1, 2024, the Cabinet Council, headed by President Mulino, appointed Luis Carlos Manuel Gómez Rudy to the position of Attorney General of the Nation and Grettel Villalaz de Allen to the position of Attorney General of the Administration. These appointments come after the expiration of the term of the current attorney generals, Javier Caraballo and Rigoberto González.

On October 4, 2024, the former director of the National Aid Program (PAN) Giacomo Tamburelli was arrested by agents of the National Police. The former official was wanted for embezzlement to the detriment of the PAN. On April 22, the Superior Court of Appeals of the First Judicial District of Panama confirmed in the second instance the sentence of 48 months in prison for the crime of embezzlement against Tamburelli. Tamburelli’s sentence of 48 months in prison is related to the injury caused to the Panamanian State due to irregularities in the “Purchase of Dehydrated Foods” project.

On October 7, 2024, the National Police reported that former Minister Guillermo Ferrufino surrendered to the authorities. The former minister and his wife Milena Vallarino were sentenced in February 2022 to six years in prison each for the crime of unjust enrichment. On March 14, 2022, Ferrufino was additionally sentenced to four years in prison for corruption of public servants. The former official was wanted for embezzlement, corruption of public servants and unjust enrichment.

On October 14, 2024, the former mayor of Panama, Bosco Ricardo Vallarino (2009-2012) was arrested by agents of the Judicial Investigation Directorate (DIJ). Vallarino faces two sentences for convictions that have put him in the spotlight. The first sentence is four years in prison for corruption of public servants and was imposed after Vallarino confessed to and was convicted of receiving a bribe of U.S.$6,000 from Brazilian Alexandre Ventura Nogueira. The second sentence, for embezzlement, consists of 12 years in prison, but is under appeal before the Criminal Chamber of the Supreme Court of Justice.

On December 17, 2024, President Mulino appointed lawyer Gabriel Cajigas Saldaña as the new director in charge of the Institute for the Training and Use of Human Resources (Ifarhu). Cajiga replaces Jaime Díaz, who submitted his resignation on December 16, 2024.

The Economy

In the nine-month period ended September 30, 2024, estimated GDP growth totaled 2.1%, compared to 9.0% GDP growth for the same period in 2023. Inflation was -0.2% in December 2024 compared to December 2023.

The transportation, storage and mail sector grew by an estimated 3.8% in the nine-month period ended September 30, 2024, compared to the same period in 2023, representing 12.2% of GDP. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities decreased by an estimated 53.8% in the nine-month period ended September 30, 2024, compared to the same period in 2023, representing 1.9% of GDP. The contraction in the mining activities was primarily due to the cessation of copper ore and concentrates extraction and the closure of the Minera Panama copper mine. The information and communications sector grew by an estimated 0.7% in the nine-month period ended September 30, 2024, compared to the same period in 2023, representing 2.2% of GDP. Growth in the information and communications sector was primarily due to an increase in demand for mobile phone and internet and cable TV services.

The construction sector grew by an estimated 5.4% in the nine-month period ended September 30, 2024, compared to the same period in 2023, representing 16.7% of GDP. Growth in the construction sector was primarily due to public investment in infrastructure such as the repair and construction of roads and highways and progress on the construction of Line 3 of the Panama Metro. The financial and insurance sector grew by an estimated 7.6% in the nine-month period ended September 30, 2024, compared to the same period in 2023, representing 6.2% of GDP. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector contracted by an estimated 2.2% in the nine-month period ended September 30, 2024, compared to the same period in 2023, representing 4.8% of GDP. The contraction in the manufacturing sector was primarily due to a decrease in the production of red meat and meat products. The agricultural and fisheries sector grew by an estimated 3.8% in the nine-month period ended September 30,

2024, compared to the same period in 2023, representing 2.4% of GDP. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice and corn. The commerce, hotels and restaurants sector grew by 5.2% in the nine-month period ended September 30, 2024, compared to the same period in 2023, representing 21.1% of GDP. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of wholesale food products, beverages, textiles and car sales.

For the nine-month period ended September 30, 2024, the Central Government’s current savings registered a deficit of U.S.$4,189.1 million (4.8% of nominal GDP) compared to a deficit of U.S.$2,789.3 million for the same period in 2023 (3.4% of nominal GDP). The Central Government’s overall deficit increased to U.S.$7,026.1 million (8.0% of nominal GDP) in the nine month period ended September 30, 2024, from U.S.$4,866.1 million for the same period in 2023 (5.8% of nominal GDP). For the nine-month period ended September 30, 2024, Panama’s non-financial public sector balance registered a deficit of U.S.$6,239.9 million (7.1% of nominal GDP), an increase from a deficit of U.S.$3,966.0 million (4.8% of nominal GDP) for the same period in 2023.

Panama and certain Panamanian government-owned companies and agencies have used payment obligation certificates called Cuentas de Pago Parcial (“CPPs”), Certificados de No Objeción (“CNOs”) and Informes de Progreso de Trabajo (“IPTs”) to pay for certain infrastructure projects. As of July 31, 2024, the total estimated amount of payments scheduled under CPPs, CNOs and IPTs from 2024 to 2028 was approximately U.S.$2,999.9 million, up from U.S.$1,787.2 million as of July 31, 2023.

As of January 8, 2025, there were three PPP active projects in different stages. The Rehabilitation, Improvement and Maintenance of the West Pan-American Highway and ETESA’s Fourth 500kV transmission line are both in the feasibility stage, while the Rehabilitation, Improvement and Maintenance of the East Pan-American Highway is in the execution stage.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the Colón Free Zone (CFZ); and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 19.4%, 14.8% and 12.2%, respectively, of real GDP for the nine-month period ended September 30, 2024), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 21.1% of real GDP for the nine-month period ended September 30, 2024. For the nine-month period ended September 30, 2024, commerce activities increased 5.2% compared to the same period of 2023, mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, and car sales.

Real Estate. The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 14.8% of GDP for the nine-month period ended September 30, 2024.

Transportation, Storage and Mail. The transportation, storage and mail sector, which includes ports, airports, railroads and is the second largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 12.2% of real GDP in chained volume measure for the nine-month period ended September 30, 2024.

Financial Services and Insurance. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of October 31, 2024, consisted of two state-owned banks (Banco Nacional de Panama and Caja de Ahorros) and 62 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of October 31, 2024, banking sector assets and deposits totaled approximately U.S. $153.6 billion and U.S. $108.9 billion, respectively.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. For the nine-month period ended September 30, 2024, CFZ value added (meaning the value of re-exports minus the value of imports) decreased by an estimated 22.9%, compared to the same period of 2023, mainly due to the halt in the export of copper ore and concentrates resulting from the termination of metallic mining activity.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 21.5% of GDP for the nine-month period ended September 30, 2024.

Manufacturing represented an estimated 4.8% of GDP for the nine-months period ended September 30, 2024. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market.

Construction activity represented an estimated 16.7% of GDP and increased by 5.4% for the nine-months period ended September 30, 2024. Growth in the construction sector was primarily due to public investment in infrastructure such as the repair and construction of roads and highways and the progress of construction of Line 3 of the Panama Metro and the Fourth Bridge over the Panama Canal.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 2.4% of real GDP for the nine-months period ended September 30, 2024. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. For the nine-months period ended September 30, 2024, the value of agricultural production (which includes fisheries production) is estimated to have increased by 2.4%.

Role of the Government in the Economy

For the nine-months period ended September 30, 2024 General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$9.1 billion.

The FAP’s total assets were U.S.$1.6 billion and U.S.$1.5 billion as of June 30, 2024, and December 31, 2023, respectively.

Telecommunications

During the first nine months of 2024, Cable & Wireless (Panamá) S.A. experienced a 3.0% increase in revenues compared to the same period in 2023, due to a 5% increase in fixed residential revenues, a 9% increase in mobile revenues and a 13% decrease in business-to-business revenues.

Air Transportation

During the ten-months period ended October 31, 2024, the Tocumen International Airport (Aeropuerto Internacional de Tocumen, S.A. or “AITSA”) handled 16.0 million passengers, compared to 14.7 million passengers during the same period of 2023.

Ports

During the first ten months of 2024, the SSA Marine (“MIT”) handled approximately 2.3 million TEUs of cargo and containers, compared to approximately 2.2 million TEUs in the same period of 2023. During the first eight months of 2024, the container port in Colón moved approximately 1.3 million TEUs of cargo and containers, compared to approximately 1.1 million TEUs in the same period of 2023. During the first eight months of 2024, Port Balboa handled approximately 2.2 million TEUs of cargo and containers, compared to approximately 1.9 million TEUs in the same period of 2023. During the first ten months of 2024, the Port of Cristobal handled approximately 928,537 TEUs of cargo and containers, compared to approximately 740,122 TEUs in the same period of 2023.

Panama Canal

During the nine-month period ended September 30, 2024, vessel traffic through the Panama Canal decreased by 19.0%, compared to the same period of 2023. During the nine-month period ended September 30, 2024, the Panama Canal collected U.S.$2,433.45 million in toll revenue, a decrease of 5.6% compared to the U.S.$2,577.5 million collected in the same period of 2023.

During the first three months of the Panama Canal’s 2024-2025 fiscal year (which ends September 30, 2025), 3,031 vessels transited the Panama Canal, of which 72.7% were Panamax size and 27.3% were Neopanamax size.

On October 7, 2024, the Panama Canal’s 2024-2025 cruise season began with the passage of the Brilliance of the Seas. The passage of this vessel marks the beginning of the more than 225 cruise ship transits that are expected through the Panama Canal this season.

On October 23, 2024, the Panama Canal announced the implementation of the 2024-2025 Flood Control Season. The plan is executed annually during the months of highest rainfall in the Panama Canal Watershed, with the objective of preventing any situation that could put at risk the surrounding communities, workers or the canal infrastructure. This plan includes constant monitoring, adjusting floodgates and hydraulic structures, planning emergency strategies to respond to critical situations, as well as implementing preventive actions at the community level and with different public safety institutions.

On October 25, 2024, the Panama Canal presented its financial results for fiscal year 2024, ending September 30, 2024, showing total revenues of U.S.$4,986 million, which were U.S.$209 million above budget and U.S.$18 million more than revenues recorded in fiscal year 2023. This highlights efficient financial and operational management despite the climate challenges faced in 2023 and 2024.

On October 28, 2024, MSC Cruise Line, the world’s third-largest cruise line, announced the launch of Alaska and Panama Canal itineraries for the first time. The MSC Poesia cruise ship is scheduled to spend the summer cruising Alaska and move to Miami during the winter, offering travelers the opportunity to sail the Panama Canal.

On November 12, 2024, the Panama Canal Administrator unveiled at the Houston Maritime Conference a plan to evaluate new alternatives to diversify Canal operations, including a gas pipeline. He also unveiled a strategic alliance between the Port of Houston and the Panama Canal, underscoring the Canal’s integral role in supporting the commercial activities of Texas ports.

On November 17, 2024, the ACP unveiled a new tugboat called “Isla Barro Colorado,” 28.90 meters long and 14 meters wide, which combines state-of-the-art technology and innovative design. With a fixed-point traction of 80 tons and two 2331kW engines, it also has a FIFI1 fire extinguishing system and an unattended machine, prioritizing safety. Its hybrid propulsion system, equipped with 445 kW batteries, not only improves energy efficiency, but also significantly reduces emissions, in line with environmental sustainability goals.

On December 18, 2024, the Panama Canal delivered U.S.$2,470.79 million in dividends to the National Treasury, corresponding to the Canal’s fiscal year 2024. This is a 2.99% decrease from Canal’s 2023 fiscal year, when the Canal delivered U.S.$2,544.56 million to the National Treasury. These dividends are based upon the tolls and services charged by the Canal, as well as any net surpluses generated by the Canal after covering the Canal’s investment program and required reserves.

Of the total dividends paid to the National Treasury, U.S.$1,952.41 million are from the economic surplus from the operation of the Canal, a 0.5% increase from the U.S.$1,942.71 million disbursed from surplus in 2023, and U.S.$518.375 million were from tolls and services, a 13.88% decrease from the U.S.$601.89 million from tolls and services in 2023. Of those U.S.$518.375 million, U.S.$516.40 million are from tolls and U.S.$1.97 million were from public service fees, compared to U.S.$600.10 million from tolls and U.S.$1.79 million in service fees in 2023.

On December 21, 2024, President-elect Trump issued a threat against the Panamanian control of the Panama Canal through the social network Truth Social. In his message, he indicated that the Canal was controlled by China and that its transit fees are exorbitant.

On December 22, 2024, President Mulino issued a response to President-elect Donald Trump’s statements, indicating that the 1977 Torrijos-Carter Treaties agreed to the dissolution of the former Canal Zone, which terminated on December 31, 1999. The Treaties recognize Panamanian sovereignty and the complete surrender of the Panama Canal, and establish the permanent neutrality of the Canal, guaranteeing its open and safe operation for all nations. In addition, the Canal is not controlled, directly or indirectly, by China, the European Community, the United States or any other power.

On January 7, 2025, President-elect Trump asserted in a news conference that he could not rule out the use of military force to gain control of the Canal.

In response to President Trump’s statements, on January 27, 2025, the Panamanian Foreign Minister, Javier Martínez-Acha, reiterated President Mulino’s position that the sovereignty of the Panama Canal is non-negotiable.

On January 20, 2025, President Trump was inaugurated. In his inauguration speech, President Trump again stated that the United States would take back the Panama Canal. President Mulino not only asserted once again Panama’s sovereignty over the Canal, but Panama also submitted a letter to the Security Council emphasizing the need to refrain “the threat or use of force against the territorial integrity or political independence of any state” from the UN Charter.

On January 27, 2025, President Mulino met with Panama’s National Council on Foreign Relations and with the ambassadors to the United Nations, OAS and Washington. During the meeting, issues such as the administration of the Panama Canal and migration through the Darien Gap were discussed. The National Council on Foreign Relations is comprised of: Carlos Cordero, Aníbal Galindo, Enrique Illueca, Héctor Infante, Carlos Moreno, former President of the Republic Mireya Moscoso, Dovi Eisenmann Salzer, Omar Jaén Suaréz, Jorge Vallarino and Alberto Alemán Zubieta.

On January 28, 2025, the U.S. Senate Committee on Commerce, Science and Transportation held a hearing to discuss the role of the Panama Canal and its impact on U.S. trade and national security.

On February 2, 2025, U.S. Secretary of State Marco Rubio visited President Mulino to address regional and global challenges, including the Canal. Secretary Rubio emphasized that President Trump made a preliminary determination that the influence of the Chinese Communist Party over the Canal represents a violation of the “Neutrality Treaty.” Secretary Rubio stated that absent immediate changes, the United States would need to take measures to protect its rights under the treaty. Secretary Rubio further discussed U.S.-Panama collaboration in the repatriation program that reduced illegal immigration through the Darien Gap and the climate for U.S. investment in Panama. Secretary Rubio also met with the current administrator of the Canal, Ricaurte Vásquez Morales, to discuss the secure and efficient operation of the Canal.

As a result of the meeting between President Mulino and Secretary Rubio, Panama has committed not to renew a memorandum of understanding with China in connection with China’s Belt and Road initiative which was originally entered into on November 17, 2017. Technical staff of the Panama Canal Authority will meet with U.S. government representatives to address questions they may have about the operations of the Canal. Both President Mulino and Secretary Rubio emphasized the importance of continued dialogue. Additionally, the Republic intends to expand its memorandum of understanding with the U.S. regarding assistance in illegal immigration previously entered on July 1, 2024.

The Fourth Bridge over the Panama Canal

On October 21, 2024, the project superintendent of the Panama Fourth Bridge Consortium (CPCP), reported that the initial work has progressed as planned. The excavation of 4 foundations of the 10 surface foundations that will support the main bridge span has been completed, and drilling for the anchorages has begun. This work is expected to continue until approximately the last quarter of 2025. This project contemplates an extension of 3.6 kilometers, including east and west access, with 6 lanes of traffic. It will be a cable-stayed bridge with a length of 965 meters, a width of 363.87 meters and a central span of 485 meters.

On January 2, 2025, the Minister of Public Works, José Luis Andrade, reported that the work on the Fourth Bridge over the Panama Canal is 17% to 18% complete. The most complex works include the construction of the first permanent pilaster of one of the two main towers, known as tower H, which began on December 12 in the east area. This structure is key, as it will support the cables that will support the cable-stayed bridge. In total, two H towers will be built: one on the east (Arenera) and one on the west side of the project (Veracruz). The load of the 965 meters of the main bridge will be distributed between the two H-towers, with each tower distributing the load on its two legs.

The Colón Free Zone

During the eleven-month period ended November 30, 2024, imports to the CFZ were preliminarily estimated at U.S.$11.8 billion, a decrease from U.S.$17.9 billion during the eleven-month period ended November 30, 2023. In comparison, during the eleven-month period ended November 30, 2024, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$12.8 billion, a decrease from U.S.$13.4 billion during the eleven-month period ended November 30, 2023.

During the eleven-month period ended November 30, 2024, re-exports to the CFZ were preliminarily estimated at U.S.$11.34 billion, a decrease from U.S.$11.31 billion during the eleven-month period ended November 30, 2023. In comparison, during the eleven-month period ended November 30, 2024, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$0.9 billion, a decrease from U.S.$3.3 billion during the eleven-month period ended November 30, 2023, mainly due to the halt in the export of copper ore and concentrates, resulting from the termination of metallic mining activity.

Employment and Labor

Labor Force

As of October 2024, Panama’s labor force was preliminarily estimated at 2.13 million people, which represented approximately 63.3% of the total working age population, an increase from 2.09 million people as of August 2023.

As of October 2024, the unemployment rate was 9.5%, up from 7.4% in August 2023. The following table sets forth certain labor force and unemployment statistics for the five years ended September 2020 through October 2024:

TABLE NO. 9

Labor Force and Employment

	2020(4)	2021(5)	2022(6)	2023(7)	2024(8)
Total Population(1)	4,278.5	4,337.4	4,395.4	4,064.8	4,509.5
Working-Age Population(1)	3,181.0	3,258.2	3,291.9	3,354.8	3,358.7
Labor Force
Employed(1)	1,631.7	1,744.4	1,846.4	1,938.6	1,924.2
Unemployed(1)	371.6	222.1	203.3	155.6	202.6
Total	2,003.3	1,966.5	2,049.6	2,094.2	2,126.8

	(annual percentage change)
Total Population	1.4%	1.4%	1.3%	(7.5%)	10.9%
Working-Age Population	2.4%	2.4%	1.0%	1.9%	0.1%
Labor Force
Employed	(15.0%)	6.9%	5.8%	5.0%	(0.7)%
Unemployed	154.3%	(40.2%)	(8.5%)	(23.4%)	30.2%
Total	(3.1%)	(1.8%)	4.2%	2.2%	1.6%

	(in percent)
Labor Force:
Participation Rate(2)	63.0%	60.4%	62.3%	62.4%	63.3%
Employment Rate(3)	81.5	88.7	90.1	92.6	90.5
Unemployment Rate	18.5	11.3	9.9	7.4	9.5

Notes:

(1)	In thousands.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	For the year 2020, the data is recorded as of September, due to COVID-19 restrictions. (Telephone survey)
(5)	For the year 2021, the data is recorded as of October, due to COVID-19 restrictions.
(6)	For the year 2022, the data is recorded as of April, as the unemployment rate decreased to 9.9% after the lifting of COVID-19 restrictions.
(7)

For the year 2023, the data is recorded as of August. The decrease in population between 2022 and 2023 is due in part to the new population count recorded during the 2023 Census. A full census is typically undertaken every decade. The last full census occurred in 2010. Total population figures for the years between 2010 and 2023 were all estimates based on the 2010 Census. According to the estimate of the Office of the Comptroller General, the lower-than-expected population growth rate between 2010 and 2023 is mainly due to a decrease in the childbirth rate at the national level.

(8)	For the year 2024, the data is recorded as of October.

Source: Office of the Comptroller General.

Salaries and Wages

In 2023, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,287.9, an increase of 1.0% compared to 2022. In 2023, the average monthly wage for Central Government employees was U.S.$1,587.2, a decrease of 0.6% compared to 2022. In 2023, the average monthly wage for municipal public sector employees was U.S.$809.4, an increase of 2.8% compared to 2022. In 2023, the average banana plantation monthly wage was U.S.$694.8, an increase of 3.9% compared to 2022. In 2023, the average monthly public sector wage was U.S.$1,646.4, an increase of 0.9% compared to 2022.

The following table sets forth a summary of average real monthly wages for the years ended in August 2019 through August 2023:

TABLE NO. 10

Average Real Monthly Wages

	2019(R)		2020		2021		2022(R)		2023
Public Sector:
Central Government	$1,413.2		$1,533.9		$1,563.8		$1,596.1		$1,587.2
Autonomous agencies	1,404.7		1,513.8		1,577.0		1,569.3		1,639.1
Social Security	1,665.5		1,705.2		1,733.1		1,766.9		1,791.9
Municipalities	754.8		773.1		775.1		787.4		809.4
Public Enterprises	2,147.5		2,069.6		1,993.5		2,087.4		2,156.5
All Public Sector	1,501.8		1,579.8		1,603.0		1,631.7		1,646.4
Private Enterprise	1,058.8		1,047.1		1,097.3		1,111.2		1,125.0
Banana Plantations	528.8	(1)	586.7	(2)	579.0	(3)	669.0	(4)	694.8	(5)
All Employees	$1,184.9		$1,248.7		$1,278.5		$1,275.3		$1,287.9

	2019	2020	2021	2022	2023
	(annual percentage change)
Public Sector:
Central Government	3.1%	8.5%	1.9%	2.1%	(0.6)%
Autonomous Agencies	3.9%	7.8%	4.2%	(0.5)%	4.4%
Social Security	3.8%	2.4%	1.6%	2.0%	1.4%
Municipalities	5.7%	2.4%	0.3%	1.6%	2.8%
Public Enterprises	4.8%	(3.6)%	(3.7)%	4.7%	3.3%
All Public Sector	3.9%	5.2%	1.5%	1.8%	0.9%
Private Enterprise	n/a	(1.1)%	4.8%	1.3%	1.2%
Banana Plantations	1.7%	10.9%	(1.3)%	15.5%	3.9%
All Employees	(16.7)%	5.4%	2.4%	(0.3)%	1.0%

Note:	Totals may differ due to rounding.

(R)	Revised
n/a	Data not available.
(1)	For 2019, the calculation of the average monthly banana plantation salary excludes 2,521 employees who worked fewer than 22 days in the reference month, which represent a salary of U.S.$318.85.
(2)	For 2020, the calculation of the average monthly banana plantation salary excludes 1,490 employees who worked fewer than 22 days in the reference month, which represent a salary of U.S.$338.46.
(3)	For 2021, the calculation of the average monthly banana plantation salary excludes 3,464 employees who worked fewer than 22 days in the reference month, which represent a salary of U.S.$262.99.
(4)	For 2022, the calculation of the average monthly banana plantation salary was based on the administrative records of the Directory of Companies and Premises.
(5)	For 2023, the calculation of the average monthly banana plantation salary used the administrative records of the Directory of Companies and Premises.

Source: Office of the Comptroller General.

SIACAP

Since its inception in July 2000 through December 31, 2024, the Savings and Pension Capitalization System for Public Servants (Sistema de Ahorro y Capitalización de Pensiones de los Servidores Públicos, or “SIACAP”) had managed approximately U.S.$2.1 billion in contributions and revenues, a 5.0% increase from the U.S.$2.0 billion in aggregate contributions and revenues administered as of December 31, 2023.

As of December 31, 2024, SIACAP had 590,018 participants, a 2.8% increase from 574,013 participants as of December 31, 2023. As of December 31, 2024, SIACAP carried a balance of U.S.$942.9 million under management in contributions from its participants, an 7.7% increase from U.S.$875.6 million as of December 31, 2023.

CSS Reform

On November 6, 2024, the Executive Branch submitted to the National Assembly Bill No. 163 with the purpose of amending Law No. 51 of December 27, 2025, which itself amends the Organic Law of the Social Security Fund (CSS). Among the main changes proposed are: i) the increase of 3 years to the current retirement age for men and women, who are under 55 and 50 years old, respectively; ii) an increase in the employer’s contribution from 4.25% to 7.25% (3%); iii) annual mandatory State contributions of U.S.$966 million to cover the actuarial deficit of the disability, health and pensions fund (“IVM”); iv) return to a single funded system with a solidarity guarantee, where the reserves of the Defined Benefit System and the Mixed Pension System are integrated; and v) annual adjustments of economic benefits indexed to the Consumer Price Index so that beneficiaries can maintain their purchasing power.

Since November 14, 2024, the first debate began and the Commission of Labor, Health and Social Development approved the declaration of a permanent session for the consultation process of Bill 163, in order to hear the proposals at a national level from different organized unions and citizens of the civil society.

Public Finance

Central Government Budget

The National Assembly approved Panama’s 2025 budget on October 31, 2024. The 2025 budget contemplates total expenditures of U.S.$30.1 billion, with budget estimates based on an anticipated nominal GDP of U.S.$92.6 billion (6.0% real growth from 2024) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$3.7 billion (approximately 4.0% of preliminary nominal GDP) for 2025. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018, amended by Law No. 102 of 2019, amended by Law

No. 185 of 2020, and amended by Law No. 445 of 2024, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 4.0% of nominal GDP projected in the budget for the 2025 fiscal year, 3.5% of nominal GDP projected in the budget for the 2026 fiscal year, 3.0% of nominal GDP projected in the budget for the 2027 fiscal year, 2.5% of nominal GDP projected in the budget for the fiscal year 2028, 2.0% of nominal GDP projected in the budget for the fiscal year 2029 and 1.5% of nominal GDP projected in the budget for the fiscal year 2030 and subsequent years. The 2025 budget allocates public recurrent and capital expenditures as follows: 46.4% to social services; 13.1% to financial services; 11.5% to general services; 6.0% to infrastructure development; 2.3% to development and promotion of production; 1.0% to environment and technology; and 19.8% to other services.1

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 13

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2021	2022	2023	2024	2025(2)
Legislative	107.0	144.0	150.0	150.0	98.7
Judiciary	182.2	205.6	330.3	385.1	351.2
General Comptroller	121.6	150.9	147.4	125.6	128.0
Presidency	206.2	218.1	225.0	191.8	200.0
Government	527.2	537.2	677.0	452.4	466.0
Foreign Affairs	64.4	68.6	67.1	71.3	72.3
Education	2,674.4	2,623.7	2,876.8	4,996.5	5,071.6
Commerce and Industry	96.8	74.6	81.0	73.2	63.8
Public Works	641.8	728.7	1,243.7	1,265.6	912.5
Agriculture	349.9	334.8	437.7	398.8	276.3
Health	2,202.1	2,532.1	2,555.5	2,636.4	2,489.9
Labor	39.4	36.3	39.8	113.7	92.6
Housing	254.4	188.1	148.5	131.5	134.7
Economy and Finance	895.4	795.4	758.1	745.9	632.3
Social Development	311.5	703.7	306.8	304.0	267.0
Security	830.2	847.1	903.1	946.1	1,032.7
Public Ministry	202.1	207.1	251.1	275.9	276.6
Environment	59.8	55.5	77.6	84.2	101.1
Electoral Tribunal	89.7	94.4	159.5	234.6	112.6
Tax Administrative Court	3.1	2.6	3.9	3.5	3.9
Court of Accounts	3.8	3.8	4.1	5.3	5.0
Prosecutor of Accounts	4.0	4.3	5.0	7.0	5.8
Ombudsman	6.0	6.3	7.5	8.0	7.3
Culture	45.5	42.3	52.5	100.2	114.3
Other expenses	37.9	3.815.8	4,409.4	5,702.2	5,673.5
Women	0.0	0.0	0.0	11.8	11.5
Total	$9,956.4	$14,421.1	$15,918.4	$19,420.7	$18,601.1

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2024 budget, as approved by the National Assembly.

Source: Ministry of Economy and Finance.

[1]	Such as interest on public debt.

In the nine-month period ended September 30, 2024, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$6.2 billion (7.1% of nominal GDP), an increase of 57.3% compared to a deficit of approximately U.S.$4.0 billion for the same period in 2023 (4.8% of nominal GDP), in part due to a 11.4% increase in current expenditures.

In the nine-month period ended September 30, 2024, the Central Government’s overall balance registered a deficit of approximately U.S.$7.0 billion (8.0% of nominal GDP), an increase of 44.4% compared to a deficit of approximately U.S.$4.8 billion (5.8% of nominal GDP) for the same period in 2023, in part due to a 13.7% increase in current expenditures.

Taxation

For the nine-month period ended September 30, 2024, preliminary figures indicate that approximately 80.6% of the Central Government’s current revenues came from various forms of taxation. Central Government tax revenues for the nine-month period ended September 30, 2024, were U.S.$4.1 billion, a decrease of 4.5% from U.S.$4.2 billion in tax revenues for the same period in 2023. For the nine-month period ended September 30, 2024, approximately 53.7% of tax revenues were from direct taxes, compared to 56.5% of tax revenues for the same period in 2023. Direct tax revenues for the nine-month period ended September 30, 2024, were U.S.$2.2 billion, a 9.1% decrease from U.S.$2.4 billion for the same period in 2023, primarily due to a decrease in income tax.

As of November 21, 2024, Panama has signed tax information exchange agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 20 countries, raising to 30 the number of counties with which Panama collaborates to avoid double taxation and prevention of fiscal evasion, including countries with which Panama holds tax information exchange agreement.

Revenues and Expenditures

For the nine-month period ended September 30, 2024, the Central Government’s total revenues were approximately U.S.$5.0 billion, a 13.8% decrease compared to approximately U.S.$5.8 billion for the same period in 2023. For the nine-month period ended September 30, 2024, capital expenditures were approximately U.S.$2.8 billion, a 9.5% increase compared to approximately U.S.$2.6 billion for the same period in 2023. For the nine-month period ended September 30, 2024, the Central Government’s current savings registered a deficit of approximately U.S.$4.1 billion, approximately 4.8% of preliminary 2024 GDP and a 50.2% deficit increase compared to a deficit of approximately U.S.$2.7 billion for the same period in 2023, mainly due to a 13.7% increase in current expenditures.

For the nine-month period ended September 30, 2024, the non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$8.3 billion, a 7.9% decrease compared to approximately U.S.$9.1 billion for the same period in 2023, mainly due to an increase in the Central Government’s current expenditures. For the nine-month period ended September 30, 2024, current savings for the non-financial public sector registered a deficit of approximately U.S.$2.9 billion, an 86.9% deficit increase compared to a deficit of approximately U.S.$1.5 billion for the same period in 2023, mainly due to a 13.0% increase in the Central Government’s current expenditures.

International Reserves

As of September 30, 2024, BNP’s foreign assets amounted to U.S.$3.2 billion, an increase of 27.5% compared to U.S.$2.5 billion as of September 30, 2023, mainly due to a 25.9% increase in foreign term deposits.

Financial System

The Banking Sector

As of September 30, 2024, two state-owned banks, 38 private sector general license banks, 13 international license banks and 9 representative offices constituted the banking sector. Of the 38 private sector general license banks, 12 were incorporated in Panama and the rest abroad.

As of June 30, 2024, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$17.6 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$15.0 billion in assets. Two of the other largest banks, based on assets, are BAC International Bank Inc. and Banco Latinoamericano de Comercio Exterior, S.A. (BLADEX). The largest international license banks, based on assets, are Bancolombia (Panama), S.A., ASB Bank Corp. and Banco de Bogotá S.A.

As of September 30, 2024, total assets of the banking sector were approximately U.S.$151.6 billion, 2.6% more than approximately U.S.$147.9 billion as of July 31, 2024. As of September 30, 2024, deposits in the banking sector were approximately U.S.$107.4 billion, 2.0% higher than approximately U.S.$105.3 billion as of July 31, 2024.

As of November 30, 2024, the liquidity of the banking sector reached 54.1% of total assets. As of September 30, 2024, the capital adequacy ratio across the banking sector was 15.9%.

As of September 30, 2024, the balance of the local banking sector credit portfolio was approximately U.S.$63.8 billion, 1.6% higher than as of July 31, 2024.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 95 branches and 461 ATMs throughout Panama as of September 30, 2024. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets as of September 30, 2024, were U.S.$15.4 billion, its bank deposits were U.S.$3.4 billion, and its net loans were U.S.$7.9 billion.

As of September 30, 2024, BNP’s capital and reserves represented 46.2% of its bank deposits and 10.0% of its total assets. BNP generated net income of U.S.$261.7 million during the nine-month period ended September 30, 2024, compared to net income of U.S.$218.1 million for the same period in 2023.

On August 6, 2024, Cabinet Decree No. 33 authorized the Ministry of Economy and Finance to enter into certain financing agreements with local and international financial entities for an aggregate amount of up to U.S.$3,000,000,000 to meet the Government’s seasonal liquidity needs. In compliance with Article 3 of Cabinet Decree No. 33, on September 12, 2024, the Ministry of Economy and Finance entered into a loan agreement to borrow up to U.S.$500,000,000 from BNP to finance a portion of the liquidity needs of the General Budget of the State. On September 23, 2024, U.S.$500.0 million were disbursed under the BNP Loan. The loan has an interest rate of 5.175% per annum and matures on September 11, 2025. On December 30, 2024, U.S.$200.0 million were disbursed under the BNP Loan. The loan has an interest rate of SOFR3M plus 1.35% per annum and matures in 3 months, on March 30, 2025, with an optional renewal provision, counted from the date on which this contract has been disbursed.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 62 branches and 309 ATMs throughout Panama as of September 30, 2024. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of September 30, 2024, amounted to U.S.$6.5 billion (a 0.5% decrease from September 30, 2023.) and total deposits amounted to U.S.$5.3 billion (a 1.7% decrease from September 30, 2023). Total net loans held by Caja de Ahorros as of September 30, 2024, amounted to U.S.$4.6 billion (a 5.9% increase from September 30, 2023), and its bank deposits were U.S.$367.9 million as of September 30, 2024 (a 50.7% decrease from September 30, 2023). Caja de Ahorros had net income of U.S.$32.9 million during the nine-moth period ended September 30, 2024, compared to net income of U.S.$31.9 million in the same period in 2023. This increase was mainly due to higher interest and fee income and a decrease in provisions for bad debts.

Other Public Sector Institutions. Panama created Banco de Desarrollo Agropecuario (“BDA”) to provide a source of financing for agricultural development. As of December 31, 2024, BDA had U.S.$229.4 million in net loans on its books. As of December 31, 2024, the total assets of BDA were U.S.$489.2 million. As of December 31, 2024, BDA had an annual net loss of U.S.$3.4 million.

Banco Hipotecario Nacional (“BHN”) was established in 1973, to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2024, BHN’s net loan portfolio was U.S.$94.6 million and its total assets amounted to U.S.$325.2 million. BHN had a net annual loss of approximately U.S.$1.5 million in 2024.

Private Sector Banking Institutions

As of September 30, 2024, total assets of the private banking sector were approximately U.S.$113.7 billion, approximately 7.1% higher than U.S.$106.1 billion as of September 30, 2023. Total net loans of the private banking sector as of September 30, 2024, were U.S.$74.0 billion (an 8.1% increase from September 30, 2023). As of September 30, 2024, deposits in the private banking sector were U.S.$78.4 billion, approximately 7.9% higher than U.S.$72.6 billion as of September 30, 2023.

Other Financial System Components

While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$6.2 billion as of October 31, 2024, La Bolsa Latinoamericana de Valores, also known as Latinex, remains a small portion of the financial services sector. Equity trades represented 13% of trading volume as of October 31, 2024. As of October 31, 2024, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$1.4 billion.

Interest Rates. As of September 30, 2024, the average interest rate paid by Panamanian banks for one-year deposits was 4.9%, while the interest rate charged for personal credit transactions averaged 8.9%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 4.0% during the same period ended September 30, 2024.

Insurance. As of September 30, 2024, there were 22 insurance companies and 3,469 insurance brokerages in Panama. The 3,469 insurance brokerages consisted of 2,922 individual brokers, 406 brokerage companies and 141 operating under temporary licenses. The total registered assets of insurance companies as of June 30, 2024, equaled U.S.$4.2 billion.

Financial Services.

A small non-deposit-taking financial services industry provides leasing, consumer durables financing and other small-scale lending. As of September 30, 2024, there were 195 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the ten-month period ended October 31, 2024, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$810.3 million, a decrease of 75.0% compared to U.S.$3.2 billion in the same period of 2023, mainly due to the closure of the Cobre Panama copper mine at the end of 2023, which resulted in exports of copper ores and concentrates dropping to zero.

In the ten-month period ended October 31, 2024, Panama’s imports of goods (CIF), excluding the CFZ, totaled U.S.$11.8 billion, a decrease of 4.6% compared to U.S.$12.3 billion in the same period of 2023, in part due to lower imports of capital goods, specifically of construction materials.

In the ten-month period ended October 31, 2024, banana and pineapple exports recorded a preliminary total of U.S.$126.7 million, a decrease of 5.1 % compared to U.S.$133.5 million in the same period of 2023, due to lower exports of banana.

In the ten-month period ended October 31, 2024, shrimp exports recorded a preliminary total of U.S.$84.1 million, a 60.1% increase from U.S.$52.6 million in the same period of 2023, due in part to the reopening of the shrimp fishing season after the first closed season, which ran from February 1 to April 11, 2024 and allowed shrimp populations to grow.

In the ten-month period ended October 31, 2024, exports of fish, including fresh and frozen fish filets, recorded a preliminary total of U.S.$72.3 million, a 40.0% increase from U.S.$51.6 million in the same period of 2023.

In the ten-month period ended October 31, 2024, fishmeal and fish oil exports recorded a preliminary total of U.S.$69.6 million, a 25.4% increase from U.S.$55.5 million in the same period of 2023.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) in the nine-month period ended in September 30, 2024, was U.S.$2,337.1 billion, an increase of U.S.$959.9 million or 69.7% from U.S.$1,377.2 billion in the nine-month period ended September 30, 2023. In the nine-month period ended September 30, 2024, reinvested earnings were the source of U.S.$1,480.7 billion of FDI, U.S.$32.6 million of FDI came from purchases of shares of domestic companies by non-resident investors, and the remaining U.S.$889.0 million of FDI was from other capital. Of gross FDI, U.S.$200.9 million corresponds to capital invested in the CFZ in 2024.

Balance of Payments

In the third quarter of 2024, Panama registered an estimated overall surplus of U.S.$35.6 million, compared to an overall deficit of U.S$1,294.5 million in the third quarter of 2023, mainly due to a decrease in the financial account, which is influenced by other investments.

In the third quarter of 2024, the current account balance recorded a surplus of U.S.$824.1 million, a decrease of 169.9% compared to a current account deficit of U.S.$1,178.5 million in the third quarter of 2023. This was primarily due to a 9.5% decrease in the value of exports to U.S.$4,331.1 million in the third quarter of 2024 compared to U.S.$4,741.3 million in the third quarter of 2023, influenced by the cessation of operations at the Cobre Panama mine.

In the third quarter of 2024, the capital and financial account balance recorded a surplus of U.S.$1,449.2 million, an increase of 69.3% compared to a capital and financial account surplus of U.S.$855.8 million in the third quarter of 2023, mainly due to the decreased value of other investments. During the analyzed period, a negative balance of U.S.$80.8 million was recorded, which represented a 137.3% decrease compared to the same period in the previous year. The assets reached a negative amount of U.S.$1,302.1 million, increasing by 4.3% versus the same period of the previous year, with a notable rise in loans of 334.8%. The liabilities amounted to U.S.$1,221.3 million, falling by 16.6% compared to the same period in 2023, influenced by loans, as well as currency and deposits, which decreased by 69.7% and 53.4%, respectively.

In the third quarter of 2024, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$674.8 million, an increase of 337.4% compared to net inflows of U.S.$2.0 million in the third quarter of 2023. In the third quarter of 2024, foreign portfolio investment recorded net outflows of U.S.$563.2 million, compared to net outflows of U.S.$581.5 million in the third quarter of 2023. In the third quarter of 2024, other capital recorded net outflows of U.S.$209 million, compared to net inflows of U.S.$270.0 million in the third quarter of 2023.

Public Debt

As of December 31, 2024, Panama’s public debt totaled U.S.$53,736.7 million, an increase from U.S.$47,0.25.3 million as of December 31, 2023. As of December 31, 2024, Panama’s internal public debt accounted for 17.6% of total debt (an increase from 15.0% as of December 31, 2023), while external public debt accounted for 82.4% of total debt (a decrease from 85% as of December 31, 2023). As of December 31, 2024, the average maturity of the debt portfolio was 13.8 years, with an average duration of 8.4 years. The average maturity of the debt portfolio as of December 31, 2023, was 14.9 years, with an average duration of 9.0 years. As of December 31, 2024, local secondary market transactions in treasury securities reached U.S.$562.0 million, a decrease from U.S.$915.9 million during the ten-month period ended December 31, 2023.

Internal Debt

Through Cabinet Decree No. 34 of August 6, 2024, the Republic authorized the Revolving Treasury Notes Program for an amount of up to U.S.$6,000,000,000, in order to develop the domestic public debt market and partially cover the financing needs of the General State Budget for each fiscal year. As part of the Revolving Treasury Notes Program, on August 23, 2024, Panama issued U.S.$188,690,000 of its 6.625% Treasury Notes due 2029. On September 20, 2024, Panama issued another U.S.$221,653,000 of its 6.625% Treasury Notes due 2029. On October 22, 2024, Panama issued the third tranche for U.S.$107,601,000.00 of its 6.625% Treasury Notes due 2029. On November 19, 2024, Panama issued the fourth tranche for U.S.$18,708,000.00 of its 6.625% Treasury Notes due 2029.

BNP

On August 6, 2024, through Cabinet Decree No. 33, the Ministry of Economy and Finance was authorized to enter into certain financing agreements with local and international financial entities for an aggregate amount of up to U.S.$3,000,000,000 to meet the Government’s seasonal liquidity needs. In compliance with Article 3 of Cabinet Decree No. 33, on December 19, 2024, the Ministry of Economy and Finance entered into a loan agreement to borrow up to U.S.$200,000,000 from BNP to partially finance the liquidity needs of the General Budget of the State. The loan has an interest rate of SOFR3M plus 1.35% per annum and matures in 3 months, on March 30, 2025, with an optional renewal provision, counted from the date on which this contract has been disbursed. On December 30, 2024, the loan was disbursed in full.

External Debt

In compliance with the aforementioned decree, on October 21, 2024, the Ministry of Economy and Finance entered into a loan agreement for U.S.$1,000,000,000 with JP Morgan to partially finance the liquidity needs of the General Budget of the State. The loan is divided into two interest rate periods. The first period is from October 23, 2024 (the disbursement date of the loan) until December 30, 2025, at SOFR6M plus 1.50% per annum, which includes an increased credit spread that is dependent on the spreads achieved in the next relevant public external indebtedness. The second period is from December 31, 2025 until the final maturity date issuance of the loan, which is October 23, 2027, throughout which the rate is subject to any Restriking Event, the higher of i) 3.00% per annum, or ii) the product of (1) 1.5 and (2) the Increased Credit Spread (as determined by the Facility Agent, provided that the Prevailing Credit Spread shall have a floor of zero and a cap of 1% per annum). On October 23, 2024, the loan was disbursed in full.

On December 26, 2024, the Ministry of Economy and Finance entered into a loan agreement to borrow up to U.S.$200,000,000 from The Bank of Nova Scotia to partially finance the liquidity needs of the General Budget of the State. The loan has an interest rate of SOFR6M plus 1.50% per annum. On December 31, 2024, the loan was disbursed in full.